DLA Piper LLP (US) 555 Mission St. #2400 San Francisco, California 94105 www.dlapiper.com

June 14, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attention: Jason L. Drory, Christine Westbrook, Li Xiao and Jeanne Baker

Re:	Brookline Capital Acquisition Corp.

Amendment No. 2 to Registration Statement on Form S-4

Filed May 24, 2022

File No. 333-264222

Dear Mr. Drory, Ms. Westbrook, Ms. Xiao and Ms. Baker:

Set forth below are responses to the comments that were provided by the Commission’s staff (the “Staff”) to our client, Brookline Capital Acquisition Corp. (“BCAC” or the “Company”), by your letter dated June 8, 2022 (the “Comment Letter”), regarding the above-referenced filing.

The text of the comment in the Comment Letter is included in the Company’s response for your reference.

In addition to the responses to the Commission’s comments, concurrently with the filing of this letter, BCAC will file a revised draft Registration Statement on Form S-4 (the “Registration Statement”) reflecting amendments to address the Staff’s comments below.

Questions and Answers About the Business Combination

Q: Who is Apexigen ?, page 13

Comment 1. We note your response to prior comment 7 and reissue in part. We note you continue to describe your APX601 product candidate as having “potent anti-tumor activity” throughout. Please revise this disclosure and similar statements that imply that your product candidate is effective or likely to be approved. You may present objective data resulting from your preclinical and clinical testing without concluding efficacy.

Response: The Company has revised the disclosure as requested by the Staff on pages 13-14, 39, 203, and 214 of the Registration Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

OF BCAC AND THE COMBINED COMPANY, page 200

Comment 2: Please revise your table to identify the natural person(s) that has voting and/or dispositive control over the shares held by the entities listed in your table on page 201.

Response: The Company has revised the table on page 201 of the Registration Statement as requested by the Staff to identify the natural persons with voting and/or dispositive control over the shares.

June 14, 2022

Information About Apexigen

Our Wholly Owned Pipeline, page 204

Comment 3: We note your disclosure on page 210 that, “given the cost of running a subsequent trial of the combination of sotiga with neoadjuvant chemoradiation in esophageal and GEJ cancers, [y]our current resources and priorities for sotiga and the low incidence of esophageal and GEJ cancer in the United States, [you] expect that for the foreseeable future [you] will not independently develop sotiga in this combination and setting.” Please revise the presentation in your pipeline table on page 204 to make clear that you do not expect to pursue this target indication.

Response: The Company has revised the pipeline table on page 204 of the Registration Statement as requested by the Staff to make it clear that for the foreseeable future the Company does not expect to independently develop sotigalimab in patients with esophageal and GEJ cancer as a neoadjuvant treatment in combination with chemoradiation.

Our Out-License Relationships, page 217

Comment 4: We note your response to prior comment 24, which we reissue in part. As applicable, with regard to any royalty term, disclose the anticipated expiry of the last to expire patent licensed under the agreement and the number of years following the first commercial sale. For example, we note your disclosure that Simcere is obligated to pay you milestone payments for achievement of certain clinical development milestones and low to high single-digit percentage royalties on net sales of BD0801 in China until the later of the “expiration of the last valid claim under the licensed intellectual property or a mid-teen number of years after the first commercial sale of BD0801.”

Response: The Company evaluated the expiry of patents licensed to each of its licensees and determined that such patents would expire prior to the fixed number of years after the first commercial sale governing the royalty term under the relevant license agreement. Because the patent expiries were not relevant to the length of the royalty term under each of its licenses, the Company has revised the disclosure on pages 218-219 to remove references to the patent expiries as potentially determinative of the length of the royalty terms. The Company has also revised the disclosure on pages 218-219 of the Registration Statement as requested by the Staff to disclose the number of years following the first commercial sale through which the royalty term of each licensee will run.

Background of the Business Combination, page 304

Comment 5: We note your response to prior comment 31 and your disclosure that BCAC management noted that since its last financing round, Apexigen’s business had been negatively impacted by a number of factors, including “certain clinical trial data.” In order for investors to be able to evaluate the conclusions of the BCAC Board, please revise to explain what clinical trial data was viewed as having negatively impacted Apexigen’s business and how this aspect of Apexigen’s business factored into the valuation.

Response: The Company has revised the disclosure on pages 304 and 310 of the Registration Statement as requested by the Staff to explain what clinical trial data was viewed as having negatively impacted Apexigen’s business and moved that factor up to show its importance in determining the overall valuation as compared to other lesser factors, such as the COVID-19 pandemic.

Comparable Company Analysis, page 309

Comment 6: We note your response to prior comment 33 and revised graphic on page 310 and reissue in part. The graphic remains unclear and difficult to read. Please revise to ensure the graphic is legible.

Response: The Company has revised the Registration Statement to include a clearer graphic on page 310 of the Registration Statement as requested by the Staff.

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June 14, 2022

The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding the matters discussed above, please telephone the undersigned, outside counsel to the Company, at (415) 615-6095 or via email at Jeffrey.Selman@us.dlapiper.com.

Sincerely,
/s/ Jeffrey Selman
Jeffrey Selman

cc: Samuel P. Wertheimer

Enclosures